UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

On March 23, 2017, Luxoft Holding, Inc (the “Company”) announced that Luxoft International Company Limited (the “Purchaser”), the Company’s wholly-owned Cyprus subsidiary, entered into a Share Purchase Agreement (the “Agreement”) on that date with Mukund V. Rao, Monika Rao, Jothi Krishnan Menon Kazhakepanthapalil, Sagar Sinha, Naresh Kumar Malhotra, Sumit Pulimood Mathai (collectively, the “Sellers”), and Deriv IT Solutions Private Limited (“DerivIT”), a company incorporated in India, to acquire  100% of the issued and paid up share capital of DerivIT (the “Sale Shares”).  The initial consideration for the sale and purchase of the Sale Shares is SGD 25.7 million as adjusted pursuant to the adjustment provisions set forth in the Agreement, payable upon the completion of the transaction and adjusted for an escrow of SGD 2.0 million. In addition, the Sellers may potentially receive additional cash payments contingent upon the achievement of certain financial performance and retention milestones by DerivIT for the period to 31 March 2019, which amounts are not determinable at this time.  The Sellers agreed to certain restrictive covenants, including non-competition and non-solicitation during the restricted periods of up to three years, as applicable, as specified in the Agreement.  The Purchaser and the Sellers have each provided certain customary representations and warranties in the Agreement.  The Sellers agreed to indemnify the Purchaser and certain of its affiliates, officers and directors for any breach of the Agreement as set forth therein, including, but not limited to, breaches of representations and warranties.  Completion of the purchase of DerivIT under the Agreement will be subject to the satisfaction of customary conditions to closing set forth in the Agreement, including approval by Reserve Bank of India. Closing is expected to occur in the coming weeks.

A copy of the Press Release titled “Excelian Luxoft Financial Services Strengthens Its APAC Presence With the Acquisition of DerivIT” is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-208962, 333-200679 and 333-190301 and to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: March 29, 2017	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated March 23, 2017 titled “Excelian Luxoft Financial Services Strengthens Its APAC Presence With the Acquisition of DerivIT.”